UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL |
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| OMB Number: 3235-0123<br>Expires: Oct. 31, 2023<br>Estimated average burden<br>hours per response: 12 |

| SEC FILE NUMBER |
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| 8-70593 |

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

**FACING PAGE**

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING January 1, 2022 (MM/DD/YY) AND ENDING December 31, 2022 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Sound Capital Distributors LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2S406 Seneca Drive
(No. and Street)

| Wheaton | IL | 60189 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Nicholas Dalmaso | (630) 853-3300 | n.dalmaso@soundcapitalsolutions.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Plante & Moran, PLLC
(Name – if individual, state last, first, and middle name)

| 10 S Riverside Plaza | Chicago | IL | 60610 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 10/20/2003 | 166 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Nicholas Dalmaso, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Sound Capital Distributors LLC, as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ANNALEE DEARING
NOTARY PUBLIC - STATE OF COLORADO
NOTARY ID 20224016680
MY COMMISSION EXPIRES APR 26, 2026

Signature:

Title:
Managing Director

Notary Public

**This filing** contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ■ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# SOUND CAPITAL DISTRIBUTORS LLC

Financial Report

Year Ended December 31, 2022

With Report of Independent Registered Public Accounting Firm

SOUND CAPITAL DISTRIBUTORS LLC

Table of Contents

Year Ended December 31, 2022

Plante & Moran, PLLC
10 South Riverside Plaza
9th floor
Chicago, IL 60606
Tel: 312.207.1040
Fax: 312.207.1066
plantemoran.com

# Report of Independent Registered Public Accounting Firm

To the Member
Sound Capital Distributors LLC

### *Opinion on the Financial Statements*

We have audited the accompanying statement of financial condition of Sound Capital Distributors LLC as of December 31, 2022, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Sound Capital Distributors LLC as of December 31, 2022 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

### *Basis for Opinion*

These financial statements are the responsibility of Sound Capital Distributors LLC's management. Our responsibility is to express an opinion on Sound Capital Distributors LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Sound Capital Distributors LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

PRAXITY™
Empowering Business Globally

To the Member
Sound Capital Distributors LLC

***Supplemental Information***

The accompanying supplemental information (Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission, and Information for Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission) has been subjected to audit procedures performed in conjunction with the audit of Sound Capital Distributors LLC's financial statements. The supplemental information is the responsibility of Sound Capital Distributors LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Plante & Moran, PLLC

We have served as Sound Capital Distributors LLC's auditor since 2021.
Chicago, Illinois
February 6, 2023

Statement of Financial Condition
December 31, 2022

| ASSETS | | Total |
|---|---|---|
| Cash | $ | 6,000 |
| Other Assets | | 88 |
| TOTAL ASSETS | $ | 6,088 |
| LIABILITIES AND MEMBER'S EQUITY | | |
| Liabilities | | - |
| Member's Equity | | 6,088 |
| Total Liabilities and Member's Equity | $ | 6,088 |

See accompanying notes to the financial statements.

Statement of Operations
Year Ended December 31, 2022

| | | |
|---|---|---|
| Revenues | $ | - |
| Other Revenue | | 16,711 |
| Total Revenues | | 16,711 |
| | | |
| Expenses | | |
| Employee Wage Expense | | 20,000 |
| Regulatory Fees | | 18,081 |
| General Business Expenses | | 6,520 |
| Professional Services | | 33,612 |
| Total Expenses | $ | 78,213 |
| | | |
| Net Loss | $ | (61,502) |

See accompanying notes to the financial statements.

Statement of Changes in Member's Equity
Year Ended December 31, 2022

| | Member's Capital | | Retained Earnings | | Total Member's Equity | |
|---|---|---|---|---|---|---|
| Balance, January 1, 2022 | $ | 101,073 | $ | (50,495) | $ | 50,578 |
| Contributions by Parent | | 3,925 | | - | | 3,925 |
| Contributions – expenses paid by Parent | | 74,798 | | - | | 74,798 |
| Distributions to Parent | | (61,711) | | - | | (61,711) |
| Net Loss | | - | | (61,502) | | (61,502) |
| Balance, December 31, 2022 | $ | 118,085 | $ | (111,997) | $ | 6,088 |

See accompanying notes to the financial statements.

## Statement of Cash Flows
## Year Ended December 31, 2022

| | | |
|---|---|---|
| OPERATING ACTIVITIES | | |
| Net Loss | $ | (61,502) |
| Adjustments to reconcile Net Loss to Net Cash used in operating activities: | | |
| Contributions – expenses paid by Parent | | 74,798 |
| Changes in Operating Assets and Liabilities: | | |
| Other Assets | | 1,095 |
| Due to Parent | | (1,500) |
| Total adjustments to reconcile net loss to net cash used in operating activities: | | 74,393 |
| Net cash used in operating activities: | $ | 12,891 |
| FINANCING ACTIVITIES | | |
| Distributions to Parent | | (61,711) |
| Contributions by Parent | | 3,925 |
| Net cash used in financing activities | $ | (57,786) |
| Net cash decrease for period | $ | (44,895) |
| Cash at beginning of period | | 50,895 |
| Cash at end of period | $ | 6,000 |

See accompanying notes to the financial statements.

Notes to the Financial Statements
Year Ended December 31, 2022

**1. Summary of Significant Accounting Policies:**

**Nature of Business:** Sound Capital Distributors LLC (the "Company") is a Delaware Limited Liability Company registered as an introducing broker- dealer with the Securities and Exchange Commission (SEC) and is a member of Financial Industry Regulatory Authority (FINRA). The Company is a wholly owned subsidiary of Sound Capital Holdings LLC (the "Parent"). The first capital contribution was made in September 2020, from its sole member. The Company became registered as a broker-dealer on June 2, 2021. Sound Capital Distributors LLC was founded with the intent to offer defined outcome solutions and other risk management option overlay strategies to institutions and their clients. The Company is currently focused on achieving strategic partnerships in efforts to build out both its distribution services as well as the advisory services of its affiliate.

The Company does not engage in market making or Company commitment underwritings or provide investment advisory services to its customers. The Company does not affect transactions in commodities, commodity futures or commodity options nor does it engage in any other non-securities business activities.

The Company does not carry or maintain accounts for customers; handle or hold customer funds or securities; clear or settle securities transactions on behalf of customers; issue research reports regarding securities; permit its personnel to exercise discretion over customer accounts; or engage in market making.

**Basis of Accounting:** The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (“GAAP”) as determined by the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”).

**Use of Estimates:** The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

**Risks and Uncertainties:** Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents and receivables from customers. The Company maintains cash and cash equivalents in broker-dealers and banks offering protection for cash by the Securities Investor Protection Corporation (“SIPC”) or Federal Depository Insurance Company (“FDIC”) up to $250,000.

**Cash and Cash Equivalents:** For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business. The Company maintains its operating cash in a bank checking account insured by the Federal Deposit Insurance Corporation. The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits. The Company has not experienced losses on these accounts, and management believes that the Company is not exposed to significant risks on such accounts.

**1. Summary of Significant Accounting Policies (continued):**

**Revenue Recognition:** Management follows the revenue recognition guidance provided for in Topic ASC 606 - Revenue from Contracts with Customers, based on the terms of individual customer contracts. Other revenue as of December 31, 2022 consists of a reimbursement for expenses incurred in relation to a deal that was terminated during the year.

**Income Taxes:** No provisions have been made for income taxes since the Company is a single member limited liability company and is considered a disregarded entity for income tax purposes. The sole member is liable for income taxes based on the Company's taxable income.

The Company follows the FASB guidance for how uncertain tax positions should be recognized, measured, disclosed, and presented in the financial statements. This requires the evaluation of tax positions taken or expected be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance as of December 31, 2022. The Company is not currently under audit by any tax jurisdiction.

**Going Concern:** The Company became registered as a broker-dealer on June 2, 2021. The accompanying financial statements have been prepared assuming the Company will continue as a going concern. Management acknowledges the operating results for the period ended December 31, 2022 were limited, yet not completely unexpected and therefore not detrimental to the Company’s ability to continue as a going concern. Further, during the final weeks of 2022 negotiations regarding a strategic partnership advanced such that the Company expects enough of an influx of cash and business to meet all operating requirements during the upcoming year. Given this understanding, management has received assurances from the Parent that they have the wherewithal, and will, to infuse additional capital in the future should the Company need it to fund its operations.

**2. Related Party Transactions:**

The Company has an expense sharing agreement with its Parent whereby the Company makes use of a portion of the Parent's resources and support personnel which does not cause the Parent to incur significant, if any, additional costs and expenses. The Parent has adequate resources to incur and pay for such overhead costs in its ordinary course of business and per the expense agreement, the Company is not required to repay such amounts to the Parent. The Company does record and pay for any and all expenses directly related to its operating activities as a registered Broker Dealer. In some cases, certain expenses that are directly related to the

**2. Related Party Transactions (continued):**

operations of the Company are incurred by the Parent, and then allocated to and recorded on the financial statements of the Company using amounts determined by the Company's expense sharing agreement. During the year ended December 31, 2022, the Parent funded and provided forgiveness for expenses amounting to $74,798 which have been recorded as capital contributions. As of December 31, 2022, the Company had no payables owed to the Parent.

**3. Regulatory Requirements:**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2022, the Company had net capital of $6,000 which was $1,000 in excess of required minimum net capital of $5,000. The Company's ratio of aggregated indebtedness to net capital was 0 to 1 at December 31, 2022.

**4. Commitments and Contingencies:**

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. As of December 31, 2022, and through the date of this report there were no such claims.

**5. Subsequent Events:**

Management has evaluated for disclosure the impact of all subsequent events through February 6, 2023, the issuance date of the financial statements. No such events require disclosure.

**Schedule I**
**Computation of Net Capital under Rule 15c3-1**
**of the Securities Exchange Commission**
**December 31, 2022**

| | | |
|---|---|---|
| Member’s equity: | $ | 6,088 |
| Less: Nonallowable assets | | 88 |
| Net capital | $ | 6,000 |
| Amounts included in total liabilities which represent aggregate indebtedness | | |
| Due to Parent | $ | 0 |
| Minimum net capital required (the greater of $5,000 or 12-1/2% of aggregate indebtedness) | $ | 5,000 |
| Net capital excess of minimum requirements | $ | 1,000 |
| Ratio of aggregate indebtedness to net capital | | 0 to 1 |

**Note:** There are no material differences between the computation of Net Capital presented above and the Company's unaudited Form X-17a-5, Part IIA as of December 31, 2022, as filed.

See Report of Independent Registered Public Accounting Firm.

**Schedule II**
**Computation for Determination of Reserve Requirements**
**Under Rule 15c3-3 of the Securities and Exchange Commission**
**December 31, 2022**

The Company has not directly or indirectly held or otherwise owed funds or securities for or to customers, has not carried accounts of or for customers, and has not carried PAB accounts.

**Schedule III**
**Information Relating to Possession or Control Requirements**
**Under Rule 15c3-3 of the Securities and Exchange Commission**
**December 31, 2022**

The Company has not directly or indirectly held or otherwise owed funds or securities for or to customers, has not carried accounts of or for customers, and has not carried PAB accounts.

See Report of Independent Registered Public Accounting Firm

Plante & Moran, PLLC
10 South Riverside Plaza
9th floor
Chicago, IL 60606
Tel: 312.207.1040
Fax: 312.207.1066
plantemoran.com

# Report of Independent Registered Public Accounting Firm

To the Member
Sound Capital Distributors LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which Sound Capital Distributors LLC (the "Company") stated that (1) the Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company had no revenue during the year ended December 31, 2022, except for other revenue consisting of an expense reimbursement. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended December 31, 2022 without exception.

Management is responsible for compliance with 17 C.F. R. §240.15c3-3 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Sound Capital Distributors LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in 17 C.F.R. §240.15c3-3 under the Securities Exchange Act of 1934.

Plante & Moran, PLLC

Chicago, Illinois
February 6, 2023

PRAXITY™
Empowering Business Globally

**Exemption Report**

Year Ended December 31, 2022

SOUND CAPITAL DISTRIBUTORS LLC (SEC file number 8-70593) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3.

2. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company had no revenue during the year ended December 31, 2022, except for other revenue consisting of an expense reimbursement. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended December 31, 2022 without exception.

SOUND CAPITAL DISTRIBUTORS LLC

I, Nicholas Dalmaso, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Nicholas Dalmaso, Managing Member

February 6, 2023